Pacific Integrated Energy, Inc



ANNUAL REPORT

Pacific Integrated Energy, Inc
11555 Sorrento Valley Rd Ste 204
San Diego, CA 92121
www.pienergy.com

This Annual Report is dated March 24th, 2022.

BUSINESS

Pacific Integrated Energy, Inc. ("PI Energy") was founded to develop and commercialize clean energy breakthroughs using nano-scale engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary nanofilm. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

- Lightweight
- Superior thermal performance
- Non-toxic
- Reliable performance
- Low installed-cost
- Ultra-flexible
- Made from earth-abundant elements

The company is currently pre-revenue and primarily funded through equity funding, grants, and engineering contracts.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns three issued patents on an earlier generation prototype. The company has filed a patent on the current technology. The most recent patent was filed jointly by PI Energy and a university professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the university. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy. This combination approach is based on years of the CEO's experience in developing and protecting IP.

Previous Offerings

Name: Common Stock

As of October 31st, 2021, we sold 41,403 securities in exchange for $12.50 per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity
Final amount sold: $2,064,092.00
Number of Securities Sold: 322,467

Use of proceeds: This transaction converted the ~$1.4 M in debt and interest into common stock and brought an additional $647,474 of additional funds for working capital. This primarily involved final tests of the previous generation P3 of the company's technology which led to the current design and the design, planning and first development of the current design P4. Of the new $647 k funds the majority cost was for R&D, which was primarily in the form of salaries for the 10 employees of the Company, for approximately 4 months. In addition, funds included rent for the ~3000 SQFT office space and 1200 SQFT lab, materials and cost of outside vendors for materials, fabrication and testing. Additional cost included interest on debt, overhead and G&A. Please see reviewed financials for a detailed description of the actual break down of cost for the last fiscal year.

Date: October 07, 2019

Offering exemption relied upon: 506(b)
Type of security sold: Debt
Final amount sold: $450,000.00

Use of proceeds: Working capital. Used to fund primarily R&D: 10 employees for 3 months development of P3, three fabrication approaches, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, G&A expenses. Used to narrow down development path to 2 paths.
Date: September 18, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00

Use of proceeds: Used to fund primarily R&D: funding payroll. for 7 months development of P3 final design and subsequent conceptual development of P4 design, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, fabrication of precursor films and. G&A expenses.
Date: March 27, 2019

Offering exemption relied upon: 506(b)
Type of security sold: Debt
Final amount sold: $300,000.00

Use of proceeds: This was the latest funds received and was used to fund 7 employees, facilities expense (rent for office and lab space) and fabrication costs for 2.5 months for development of our P4 design. This includes cost from an outside vendor for precursor film production and diagnostic expenses.
Date: November 08, 2019

Offering exemption relied upon: 506(b)
Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,061,709.15
Number of Securities Sold: 109,903
Use of proceeds: Operations and Development
Date: October 26, 2020

Offering exemption relied upon: Regulation CF
Name: Common Stock
Type of security sold: Equity
Final amount sold: $770,170.80
Number of Securities Sold: 75,507

Use of proceeds: $383,805 was used for continuing development of technology, patent protection salaries rent and general company operations. $386,365.80 as a note conversion to equity (common stock)": $300,000 principal note, previously described with a date of 5/8/2021, plus interest and redemption fee, was converted to equity. The $300,000 principal note previously described with a due date of 5/8/2021 was converted to equity.
Date: May 05, 2021

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Revenue

As the company is developing a new solar PV technology, revenue is a small part of the overall company budget. Revenue increased in 2021 from product sales of Advanced Solar Simulator used for algae research that the company sells currently to one customer. Revenue from product sales and engineering services was $17,550 as compared with 2020, which was $6,500 from engineering services.

Cost of Goods Sold

Cost of goods sold increased to $16,130 because more units were sold in 2021 and better accounting reflected the actual cost for the small amount of product sales that occurred in Fiscal year 2020. This is compared to a cost of goods sold of $4,807 for Fiscal year 2019.

Expenses

Expenses in fiscal year 2021 of $1,517,814 increased, as compared to fiscal year 2020 which was $1,221,115. This was a result of a new requirement from the SEC requiring expensing all stock compensation, which includes stock options. Stock options are an important part of attracting and maintaining employees, advisors and board members. The increase in G&A expenses associated with stock options was $292,180 which was for advisors and board members. The increase in expenses from stock options associated with R&D was $147,810, which was mainly employees and advisors.   Note, the CEO, Phil Layton does not have any stock options and is not included in any stock compensation plan. Without this new inclusion of stock options as an expense, the expenses would have been lower than fiscal year 2020.

Historical results and cash flows:

The company is currently in technology development stage and pre-revenue with minor amounts of revenue from sales of a light source product to one customer.   The company's primary goal is to develop a new solar PV technology, for which the majority of its resources and expenses directed towards. The historical cash flows will not be indicative of the revenue and cash flows expected once the technology is commercialized. Past cash was primarily generated through equity investments and some revenues from engineering services, from the sale of a controlled light source and government grants. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing, and partnership revenue.

Liquidity and Capital Resources

At October 31, 2021, the Company had cash of $158,240. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Phil Layton / CEO
Amount Owed: $186,656
Interest Rate: 1.5%
Maturity Date: July 18, 2023
The outstanding principal on the balance sheet as of October 31, 2021as $186,656, and accrued interest payable on the balance sheet as of October 31, 2021 was $817.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Layton

Phil Layton's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO/President
Dates of Service: January 11, 2008 - Present
Responsibilities: Run operations of the company. Including technical development as CTO, office management and IP protection. His salary, which is authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting September 23, 2019, to $48,000, and was raised in April 2020 to $100,000. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

Position: Chairman of the Board
Dates of Service: January 11, 2008 - Present
Responsibilities: Preside over the board meetings.

Name: David Andresen
David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 24 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Member, Board of Directors
Dates of Service: April 29, 2008 - Present
Responsibilities: Secretary, Board of Director functions. David received 50,000 stock options for his position on the Board over the past 12 years.
Other business experience in the past three years:

Employer: Ecotech Advisors
Title: Owner & Principal
Dates of Service: January 01, 2013 - Present

Responsibilities: Direct company operations and management.
Name: Rodrigo Marquez-Pacanins
Rodrigo Marquez-Pacanins's current primary role is with Faro Energy Developments Ltd.
Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Member, Board of Directors
Dates of Service: May 19, 2014 - Present
Responsibilities: Board of Director functions. Mr. Marquez has received 30,000 stock options for his role as a director.
Other business experience in the past three years:
Employer: Faro Energy Developments Ltd **Title:** Independent Advisor
Dates of Service: March 08, 2018 – Present
Responsibilities: Advises the company.
Other business experience in the past three years:
Employer: Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
Title: Consultant
Dates of Service: August 01, 2019 - February 17, 2020
Responsibilities: Consultants the Company. Other business experience in the past three years:
Employer: Faro Energy, LTD
Title: Director and General Counsel
Dates of Service: September 20, 2017 - February 17, 2020
Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO.

Name: Lee Krevat
Lee Krevat's current primary role is with Krevat Energy Innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Member of the Board of Directors
Dates of Service: February 17, 2020 - Present
Responsibilities: Board of Director's duties. Mr. Krevat has received 30,000 stock options for his role as a director.
Other business experience in the past three years:

Employer: Krevat Energy Innovations
Title: CEO
Dates of Service: September 01, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring

clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:

Employer: MOEV Inc.

Title: Member of the Board of Advisors **Dates of Service:** May 01, 2019 - Present

Responsibilities: Advisor duties

Other business experience in the past three years:

Employer: GridWise Alliance

Title: Member Board of Directors, Chairman Operations Committee

Dates of Service: January 01, 2011 - Present

Responsibilities: Led the development of the GridWise Alliance Grid Modernization Index (GMI). The GMI has been used since 2013 to evaluate the status of electric grid modernization in the United States, to identify and promote best practices, and to provide insights to state policymakers, regulators, and other stakeholders regarding the progress of their grid modernization.

Other business experience in the past three years:

Employer: GridX, Inc.

Title: Member Board Of Directors

Dates of Service: August 01, 2011 - January 01, 2020 **Responsibilities:** Board member duties

Other business experience in the past three years:

Employer: PXiSE Energy Solutions, LLC

Title: Director

Dates of Service: June 01, 2017 - September 01, 2018

Responsibilities: Developed partnerships, venture capital opportunities, and microgrid clean energy projects to grow PXiSE into a self-sustaining entity. PXiSE DERMS Advanced Control Technology provides management and sub-second control for grid- connected microgrids, island microgrids, renewable energy farms, and high percentage renewable segments of the grid.

Other business experience in the past three years:

Employer: Sustain 6

Title: Board Director & Co-Founder

Dates of Service: April 01, 2020 - Present

Responsibilities: Board of Director duties. Helping companies unleash their greatest sustainability assets - their people.

Other business experience in the past three years:

Employer: PI Energy

Title: Advisor

Dates of Service: January 01, 2014 - February 17, 2020

Responsibilities: Advises on business matters relating to his expertise. PI Energy duties were minimal, less than an hour per week.

Name: Sergio Mejia

Sergio Mejia's current primary role is with Merrill Lynch. Sergio Mejia currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April 30, 2021 - Present

Responsibilities: Board member. Mr. Mejia receives no compensation for his role as a board member.

Other business experience in the past three years:

Employer: Merrill Lynch

Title: Assistant Vice President

Dates of Service: May 01, 2016 - Present

Responsibilities: Financial Advisor, Wealth Manager

Name: Mark Juergensen

Mark Juergensen's current primary role is with CleanTech Energy, Inc. Mark Juergensen currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member, Board of Directors

Dates of Service: September 16, 2010 - Present

Responsibilities: Board of Director duties. Mr. Juergensen has received 50,000 stock options for his role as a board advisor

Other business experience in the past three years:

Employer: CleanTech Energy, Inc.

Title: Managing Director

Dates of Service: January 01, 2007 - Present

Responsibilities: Founder and owner of this renewable development advisory rm. Lead solar and energy storage development in the US on multiple projects.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Phil Layton	3,304,704 shares		46.7%
Common Stock	Miss Sunshine Investments, LTD	1,289,234 shares		18.2%

RELATED PARTY TRANSACTIONS

Name of Entity: Phil Layton
Relationship to Company: Officer
Nature / amount of interest in the transaction: $176,268 loan
Material Terms: The Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018. The loan and interest accrued amounting to a total of $186,656 were restructured on July 18, 20121 into a two-year unsecured loan with interest rate of 1.5%, no interest is due until maturity. This loan is outstanding as of October 31, 2021.
Name of Entity: Nueva Segovia Financials S.A.
Names of 20% owners: Sergio Mejia and Ernesto Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: A Secured Note for $300,000 on November 8, 2019, converted to 37,879 shares of Non-Voting Common Stock on 5/5/2021.
Material Terms: The Note had an 18-month maturity (maturity date 5/8/2021) and interest rate of 8% per year. It was secured against equipment assets of the company. The Note was converted to 37,879 shares of common stock on 5/5/2021. The Note has been paid in full through the conversion to stock.

OUR SECURITIES

The Company has authorized Common Stock, and Non-voting common stock.

Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 6,843,512 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non-voting common stock

The amount of security authorized is 2,000,000 with a total of 228,923 outstanding.

Voting Rights

There are no voting rights associated with Non-voting common stock.

Material Rights
There are no material rights associated with Non-voting common stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

General Risks

Uncertain Risk

- An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

- There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will think it's a better option than a competing product, or that the development of the product will succeed.

Any valuation at this stage is difficult to assess

- The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

- Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

- You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Funds Risks

If the Company cannot raise sufficient funds it will not succeed

- The Company, is offering Non-Voting Common Stock in the amount of up to $3,974,310.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

- We anticipate needing access to additional capital to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our certain operations, the

unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

- We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

- Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

- Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Product or Service Risks

We may never have an operational product or service

- It is possible that there may never be an operational Solar photovoltaic (PV) or that the product may never be used as a result of technical or business challenges. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

- It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

- We are currently in the research and development stage and have only manufactured prototype layers for our solar photovoltaic materials and devices. There are no guarantees of meeting final performance goals. Delays or cost overruns in the development of our solar photovoltaic materials and fully integrated devices and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property and/or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. In addition, during the time it takes to develop the product there may be market changes including known or unknown competitors, that may develop better technology or marketing solution, the customer demand may change, and the economies supporting the market may go into recession.

Certification Risks

- Some solar Photovoltaic markets require certification for installation, this could be regional or specific to the product type. It is possible that our products do not gain UL or IEC certification or any other certification that is required for acceptance to be installed in certain markets, which would limit our revenue and ability to bring production to market.

Security Rights Risks

Minority Holder; Securities with No Voting Rights

- The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

- You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

- The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

- Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Market Competition and Operating History Risks

Our new product could fail to achieve the sales projections we expected

- Our growth projections are based on the assumption that by meeting the technical milestones our products will be able to gain traction in the marketplace. It is possible that the Company's new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

- We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

- As an early stage company developing a new technology, PI Energy may encounter difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly of its

product and competitive and regulatory environments in which the company intends to operate. It is uncertain at this stage of its development, if the company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. PI Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable or generate sufficient revenues.

We are an early stage company and have limited revenue and operating history

- The Company has a short history, few customers, and very limited revenue. If you are investing in this Company, it's because you think that the Company's Solar PV technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Trademarks and Patents Risks

We have existing patents that we might not be able to protect properly

- One of the Company's most valuable assets is its intellectual property. The Company's owns, patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Because the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, issued patent may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in the loss of patent protection, the narrowing of claims in such patents or the invalidity or unenforceability of such patents, which could limit the ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection. Also, there may be publications that lag the actual discoveries and the Company cannot be certain that it will be the first to make the technology claimed or to be the first to file for patent protection of such technology. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may consume the capital of the Company.

We have pending patent approval's that might be vulnerable

- One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Filing for patent protection does not guarantee that the Company will be awarded any protection or the patent award may be limited in scope by

the patent office. Due to cost associated with filing and maintaining international patents, any issued patent may be limited to only a few countries and may not include countries that the Company intends to operate in or sell product.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

- Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trade secret protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Patent Litigation cost is expensive if required

- Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Joint ownership of intellectual property

- PI Energy owns some of its intellectual property (IP) as joint ownership with either individuals at a University or with the University itself. Such ownership means that either party can use the intellectual property, PI Energy can use the rights as it sees fit as well as the University. PI Energy intends to negotiate exclusive licenses for the IP rights. PI Energy's product requires substantial additional information to produce a product which will be kept as trade secret or be used to create new patents that will be owned exclusively by PI Energy. The University or Individual could decide not to assign full exclusive rights to the patents which means they could license the rights to others that are competitors of PI Energy. In such case the competitors would need to develop the same knowledge that PI Energy has acquired and held as trade secrets or license the additional patent rights that PI Energy intends to develop.

Miscellaneous Risks

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

- To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

- We rely on third parties to provide a variety of essential business functions for us, including manufacturing and fabrication of our prototype development material. And possibly in the future our product material and production It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Pacific Integrated Energy, Inc

By   *Phil Layton*
_____

    Name: _Phil Layton__

    Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

---

<u>Exhibit A</u>

FINANCIAL STATEMENTS

Pacific Integrated Energy, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
October 31, 2021 and 2020

PACIFIC INTEGRATED ENERGY, INC.

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements as of October 31, 2021 and 2020 and for the years then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to Financial Statements	7



To the Board of Directors of
Pacific Integrated Energy, Inc.
San Diego, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Pacific Integrated Energy, Inc. (the "Company") which comprise the balance sheets as of October 31, 2021 and 2020, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company's as of October 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Pacific Integrated Energy, Inc. (the "Company") will continue as a going concern. As described in Note 2 to the financial statements, the Company, which is engaged in technology development, sustained net losses amounting to $1,407,618 and $1,211,884 for the years ended October 31, 2021 and 2020, respectively, and had an accumulated deficit of $18,098,241 as of October 31, 2021. The Company incurred negative cash flows from operating activities of $977,130 and $1,047,348 for the years ended October 31, 2021 and 2020, respectively, relative to the Company's cash balance of $158,240 and working capital of $24,865 as of October 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design,

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 18, 2022

PACIFIC INTEGRATED ENERGY, INC.
BALANCE SHEETS
As of October 31, 2021 and 2020

	October 31, 2021	October 31, 2020
ASSETS		
Current Assets:		
Cash in banks	$ 158,240	$ 251,219
Accounts receivable	-	4,715
Subscription receivable	49,763	169,227
Escrow receivable	19,944	43,104
Inventory	3,373	-
Prepaid expenses	11,829	26,847
Total current assets	243,149	495,112
Non-Current Assets:		
Property and equipment, net	12,606	30,076
Deferred costs	35,663	22,056
Security deposits	11,882	12,202
Total non-current assets	60,151	64,334
TOTAL ASSETS	$ 303,300	$ 559,446
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	$ 18,577	$ 10,508
Accrued expenses	199,707	195,375
Notes payable	-	476,268
Term loan (SBA), current portion	-	81,349
Total current liabilities	218,284	763,500
Non-Current Liabilities:		
Notes payable	186,656	-
Accrued interest payable	817	-
Term loan (SBA), net of current portion	-	82,525
Total non-current liabilities	187,473	82,525
	405,757	846,025
Stockholders' Deficit:		
Voting Common Stock, $0.0001 par value, 14,000,000 shares authorized, 6,843,512 and 6,148,215 shares issued and outstanding as of October 31, 2021 and 2020, respectively	684	614
Non-Voting Common Stock, $0.0001 par value, 2,000,000 shares authorized, 228,923 and 109,303 shares issued and outstanding as of October 31, 2021 and 2020, respectively	22	11
Additional paid-in capital	17,995,078	16,403,419
Accumulated deficit	(18,098,241)	(16,690,623)
Total stockholders' deficit	(102,457)	(286,579)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 303,300	$ 559,446

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF OPERATIONS
For the years ended October 31, 2021 and 2020

	2021	2020
Sales:		
Product sales	$ 17,550	$ 6,000
Cost of goods sold	16,130	4,807
Gross profit	1,420	1,193
Service revenue:		
Engineering services	-	500
	1,420	1,693
Operating Expenses:		
General and administrative	787,693	477,573
Research and development	592,527	538,619
Marketing and advertising	133,954	196,032
Loss on disposal of property and equipment	3,640	8,891
Total Operating Expenses	1,517,814	1,221,115
Loss from Operations	(1,516,394)	(1,219,422)
Other Income (Expenses):		
Rent income	11,923	26,662
Gain on loan forgiveness	163,874	-
Interest income	21	2,229
Government grant	-	8,000
Redemption fee on settlement of notes payable	(50,395)	-
Interest expense	(16,647)	(29,353)
Total Other Income (Expenses)	108,776	7,538
Net Loss	$ (1,407,618)	$ (1,211,884)

See Independent Auditor's Report and accompanying notes, which are an integral
part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended October 31, 2021 and 2020

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-In	Accumulated	Total Stockholders'
	Number of Shares	Amount	Number of Shares	Amount	Capital	Deficit	Deficit
Balance at October 31, 2019	6,098,197	$ 609	-	$ -	$ 15,451,444	$ (15,478,739)	$ (26,686)
Stock issuances for cash - Reg CF offering	-	-	109,303	11	1,025,679	-	1,025,690
Stock issuances for cash	3,750	-	-	-	24,750	-	24,750
Share-based compensation	-	-	-	-	52,574	-	52,574
Share warrants exercised	46,268	5	-	-	(5)	-	-
Offering costs	-	-	-	-	(151,023)	-	(151,023)
Net loss	-	-	-	-	-	(1,211,884)	(1,211,884)
Balance at October 31, 2020	6,148,215	614	109,303	11	16,403,419	(16,690,623)	(286,579)
Share corrections	695,297	70	600	-	(70)	-	-
Stock issuances for cash - Reg CF offering	-	-	41,403	4	473,197	-	473,201
Stock issuances for cash	-	-	37,628	4	377,575	-	377,579
Stock issuance for broker's commission	-	-	2,110	-	21,100	-	21,100
Conversion of notes payable and accrued interest payable to common stock	-	-	32,938	3	335,964	-	335,967
Conversion of redemption fee to common stock	-	-	4,941	-	50,395	-	50,395
Share based compensation	-	-	-	-	439,990	-	439,990
Share warrants issuance	-	-	-	-	6,215	-	6,215
Offering costs	-	-	-	-	(112,707)	-	(112,707)
Net loss	-	-	-	-	-	(1,407,618)	(1,407,618)
Balance at October 31, 2021	6,843,512	$ 684	228,923	$ 22	$ 17,995,078	$ (18,098,241)	$ (102,457)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
STATEMENTS OF CASH FLOWS
For the years ended October 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities		
Net loss	$ (1,407,618)	$ (1,211,884)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	17,056	31,820
Loss on disposal of property and equipment	3,640	8,891
Redemption fee on settlement of notes payable	50,395	-
Gain on loan forgiveness	(163,874)	-
Stock issuance for broker's commission	21,100	-
Share-based compensation	439,990	52,574
Fair value of warrants issuances	6,215	-
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	4,715	3,738
(Increase)/decrease in prepaid expenses	15,018	(3,824)
(Increase)/decrease in inventory	(3,373)	-
(Increase)/decrease in security deposits	320	-
Increase/(decrease) in accounts payable	8,069	(17,383)
Increase/(decrease) in accrued expenses	30,400	88,720
Increase/(decrease) in accrued interest payable	817	-
Net Cash Used in Operating Activities	(977,130)	(1,047,348)
Cash Flows from Investing Activities		
Purchase of property and equipment	(3,226)	(711)
Cash paid for patent applications	(13,607)	-
Cash Used in Investing Activities	(16,833)	(711)
Cash Flows from Financing Activities		
Proceeds from notes payable	-	300,000
Proceeds from term loan	-	163,874
Proceeds from issuance of common stock	781,073	838,109
Collection of subscription receivable	169,227	-
Collection of escrow receivable	43,104	-
Offering costs	(92,420)	(151,023)
Net Cash Provided by Financing Activities	900,984	1,150,960
Net change in cash	(92,979)	102,901
Cash in at beginning of year	251,219	148,318
Cash at end of year	$ 158,240	$ 251,219
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion and settlement of notes payable into common stock	$ 300,000	$ -
Conversion and settlement of accrued interest payable into common stock	$ 35,967	$ -
Conversion of accrued interest payable into notes payable	$ 10,388	$ -
Conversion and settlement of redemption fee into common stock	$ 50,395	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Pacific Integrated Energy, Inc. (d/b/a "Pi Energy"; the "Company") was incorporated on August 24, 2010 under the laws of the State of Delaware. The Company is developing a novel solar photovoltaic (PV) technology, that is intended to create new markets and compete in established markets for solar energy. The Company plans to target markets, on an initial phase of commercialization, that require some of the proposed competitive advantages of the Company's technology (including flexible, lightweight, non-toxic, low installation cost and overall competitive costs). The Company intends to target several solar PV market segments, including commercial and industrial building rooftops, residential rooftops, electric and hybrid vehicle PV, and electrically powered equipment. The Company's PV materials are designed to be wrapped around any solid surface, making many previously impractical surfaces available for solar energy PV module installation and power collection. Some of the vehicle applications include electric and hybrid: buses, trucks, delivery vans and passenger vehicles. The Company's internal analysis suggests that current market PV, also known as "Traditional PV", cannot readily address some of the Company's targeted market due to weight, cost, and/or toxicity concerns of some types of traditional PV. PI Energy is also developing a portfolio of synergistic renewable technology that is being developed in partnerships with universities and private companies.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained net losses amounting to $1,407,618 and $1,211,884 for the years ended October 31, 2021 and 2020, respectively, and had an accumulated deficit of $18,098,241 as of October 31, 2021. The Company incurred negative cash flows from operating activities of $977,130 and $1,047,348 for the years ended October 31, 2021 and 2020, respectively, relative to the Company's cash balance of $158,240 and working capital of $24,865 as of October 31, 2021. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts, as it has done in the periods presented. There is no assurance the Company will be successful in these efforts. The Company's ability to meet its obligations as they become due is dependent upon its ability to continue to generate external capital financing. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has adopted a fiscal year ending October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year's financial statements to enhance comparability with the current year's financial statements. As a result, certain line items have been amended in the statements of operations. Comparative figures have been adjusted to conform to the current year's presentation. These reclassifications had no effect on the reported net loss.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced significant revenues and there is no assurance the Company can successfully commercialize its products. The Company also has unknown impacts from the ongoing COVID-19 pandemic.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2021, and 2020, the Company has no cash in bank balance in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with customers and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance and current economic conditions. As of October 31, 2021 and 2020, management considers its accounts receivable as fully collectible and no allowance for doubtful accounts has been recorded.

Prepaid Expenses

Prepaid expenses include rent paid in advance and insurance payments with a policy term ending subsequent to October 31, 2021 and 2020.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 to 10 years for its capitalized assets.

Property and equipment as of October 31, 2021 and 2020 were as follows:

	2021	2020
Computers	$ 42,561	$ 41,707
Equipments	212,348	222,617
Furnitures	12,729	12,729
Leasehold improvements	1,812	30,557
Total property and equipment	269,450	307,610
Less: Accumulated depreciation	(256,844)	(277,534)
Property and equipment, net	$ 12,606	$ 30,076

Depreciation expense of $17,056 and $31,820 was recorded on these assets for the years ended October 31, 2021 and 2020, respectively.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of October 31, 2021 and 2020 amounted to $35,663 and $22,056, respectively. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Impairment of Long-Lived Assets

The management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. For the years ended October 31, 2021 and 2020, the Company disposed property and equipment with carrying amount of $3,640 and $8,891, respectively, and recognized as loss on disposals of property and equipment in the statements of operations.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' deficit on the balance sheet.

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2021 and 2020 and for the years then ended

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash in banks, accounts receivable, accounts payable, accrued expenses, notes payable and term loan.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

As of October 31, 2021 and 2020, the carrying amounts of the Company's financial assets and liabilities reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its product and upon satisfying the Company's obligation to perform engineering services.

Research and Development Expense

Research and development expenses are expensed as incurred. Research and development consist of engineers and scientists' salary, lab rent, supplies, and shipping expenses.

Advertising Expense

Advertising expenses are expensed as incurred.

Stock Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Securities Offering Costs

The Company has incurred costs associated with its securities offering exempt from registration under Regulation Crowdfunding. These costs include transaction costs such as escrow fees, diligence fees and transactional fees, in addition to overall offering costs such as legal expenses associated with the offering. Such costs have been charged to additional paid-in capital as they are directly attributable to the offering and issuance of the Company's common stock. For the years ended October 31, 2021 and 2020, total offering costs charged to additional paid-in capital amounted to $112,707 and $151,023, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company's management is still evaluating the impact of this new standard on the Company's financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 4: DEBT FINANCING AGREEMENTS

Notes Payable

The Company has three promissory notes issued to related parties with original principal amounts of $150,000 each, which remained outstanding as of October 31, 2018. The loans bear interest at 17% per annum which was all payable at maturity, were collateralized by substantially all assets of the Company, and included share warrants equal to 20% of loan principal amount divided by $6.50 for a total of 13,845 warrants (see Note 5). During the year ended October 31, 2019, two of these promissory notes with outstanding principal of $300,000 and accrued interest of $39,539 were settled through issuance of 55,120 shares of the Company's common stock at a conversion rate of $6.16 per share. On August 1, 2019, the remaining $150,000 promissory note issued to the Company's CEO,

plus accrued interest of $26,268, was restructured to a new unsecured promissory note of $176,268 with 3% annual interest rate. This loan and interest are all payable on July 18, 2021. On July 18, 2021, this $176,268 loan plus accrued interest of $10,388, was restructured to a new unsecured promissory note of $186,656 with 1.50% annual interest rate. This loan and interest are all payable on July 18, 2023. Total interest expense incurred on this loan for the years ended October 31, 2021 and 2020 amounted to $4,680 and $5,220, respectively. The outstanding principal as of October 31, 2021 and 2020 was $186,656 and $176,268, respectively. Accrued interest payable on this loan as of October 31, 2021 and 2020 was $817 and $6,525, respectively.

On November 8, 2019, the Company issued a $300,000 promissory note to a related party, which is collateralized by certain assets of the Company (substantially all physical assets). The principal amount and all interest accruing to this promissory note at 8% per annum are payable on May 8, 2021. During the year ended October 31, 2021, the $300,000 principal loan and accrued interest of $35,967 were converted to 32,938 shares of non-voting common stock at a conversion rate of $10.20 per share. Also, as part of the conversion and settlement agreement, the Company incurred a $50,395 redemption fee, which was then converted to 4,941 shares of non-voting common stock at a conversion rate of $10.20 per share. The redemption fee was recorded as under other expense of the statements of operations. The Company analyzed the conversion features on these notes and determined they did not constitute beneficial conversion features. Interest expense incurred on this loan for the years ended October 31, 2021 and 2020 amounted to $11,967 and $24,000, respectively. The outstanding principal as of October 31, 2021 and 2020 was $0 and $300,000, respectively. Accrued interest payable on this loan as of October 31, 2021 and 2020 was $0 and $24,000, respectively.

Term Loan - PPP

On May 3, 2020, the Company entered into Paycheck Protection Program (PPP) promissory note agreement with Wells Fargo SBA Lending and obtained a loan of $163,874 with fixed interest rate of 1% per annum. The loan is unsecured and is payable in monthly installments of $6,953 starting on November 1, 2020. The loan balance at its maturity on May 3, 2022 shall be due and payable in full. No interest expense was incurred on this loan for the years ended October 31, 2021 and 2020. During the year ended October 31, 2021, the loan was forgiven in accordance with the CARES Act provision and recognized as other income by the Company.

NOTE 5: STOCKHOLDERS' DEFICIT

Capital Structure

Effective August 20, 2019, the Company amended its certificate of incorporation to increase its authorized capital stock from 12,000,000 shares of common stock to 16,000,000 common stock at $0.0001 par value per share, of which 14,000,000 shares shall be designated common stock and 2,000,000 shares shall be designated non-voting common stock. Each respective share of non-voting common stock shall have the same powers, designations, preferences, rights, qualifications, limitations and restrictions as a share of common stock, provided, however, that the non-voting common stock shall be a non-voting series of common stock and shall have no right to vote on any matter. Upon an initial public offering, non-voting common stock shall convert to common stock on a 1:1 basis.

The number of shares was adjusted in the year ended October 31, 2021 to reflect the correction of shares issued in prior periods. As of October 31, 2021, the Company had 6,843,512 shares of voting common stock and 228,923 shares of non-voting common stock issued and outstanding. As of October 31, 2020, the Company had 6,148,215 shares of voting common stock and 109,303 shares of non-voting common stock issued and outstanding.

Share Issuances

During the year ended October 31, 2020, the Company issued 5,025 shares of voting common stock upon exercise of 7,500 warrants, of which, 3,750 shares were issued for cash at exercise price of $6.60 per share for gross proceeds of $24,750 and the remaining 1,275 were issued by the exercise of cashless exercise provisions in the warrants. A total of 46,268 shares of voting common stock were issued in cashless exercises of 136,082 warrants for the year ended October 31, 2020. These warrants were exercised by stockholders who received these warrants as part of the stock issuances prior to October 2016.

During the year ended October 31, 2020, the Company undertook an offering of its non-voting common stock pursuant to a Regulation Crowdfunding offering and issued 109,303 shares of non-voting common stock at $10.00 per share. The Company received total gross proceeds of $1,025,690 from this offering and incurred total offering costs of $151,023 in connection with this offering. As of October 31, 2020, $43,104 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet and $169,227 of committed subscriptions were outstanding as subscriptions receivable. In 2021, the Company issued 2,110 shares of non-voting common stock as broker's commission at $10.00 per share for a total of $21,100 in connection with this offering.

During the year ended October 31, 2021, the Company undertook an offering of its non-voting common stock pursuant to a Regulation Crowdfunding offering and issued 41,403 shares of non-voting common stock at $12.50 per share ($11.43 per average after effects of share discounts). The Company received total gross proceeds of $473,201 from this offering and incurred total offering costs of $112,707 in connection with this offering. As of October 31, 2021, $19,944 of the invested funds is held under escrow and recognized as escrow receivable in the balance sheet and $49,763 of committed subscriptions were outstanding as subscriptions receivable.

During the year ended October 31, 2021, the Company issued 37,628 shares of non-voting common stock and 4,983 stock warrants at $10.20 per share for gross proceeds of $383,794. The stock warrants' fair value was $6,215. Also, the Company issued 32,938 shares of non-voting common stock in conversion of notes payable and accrued interest payable totaling $335,967 at a conversion price of $10.20. In this conversion, the Company incurred $50,395 redemption fee, which was then converted to 4,941 shares of non-voting common stock at a conversion rate of $10.20 per share (see Note 4).

Stock Warrants

The Company has granted stock warrants associated with its loans to acquire shares of the Company's common stock, which in accordance to Topic 470-20, *Debt*, such warrants should be recorded in equity as additional paid-in capital at fair value as of the date of issuance and amortized to interest expense. The Company had 153,677 stock warrants issued related to loans outstanding as of November 1, 2018. During the year ended October 31, 2020, 139,832 share warrants were automatically exercised in cashless exercises resulting in the issuance of 46,268 shares of common stock.

Stock warrants are issued in connection with equity from time to time at the Company's discretion. During the year ended October 31, 2021, the Company issued 4,983 warrants related to the issuance of 37,628 shares of voting common stock. The warrant expires on December 31, 2021. The warrants provide the stockholder with the right to purchase non-voting common stock at an exercise price of $10.50 per share. These warrants were valued under Black-Scholes model at $6,215.

The Black-Scholes fair value was determined using the following inputs:

Risk Free Interest Rate	0.50%-0.71%
Expected Dividend Yield	0.00%
Expected Volatility	50.00%
Expected Life (years)	0.42-0.53 year
Fair Value per Warrant	$1.20-$1.36

As of October 31, 2021 and 2020, the Company had 4,983 and 13,845 stock warrants outstanding, respectively. The warrants have a weighted average exercise price of $10.50 and $6.50 per share, with a weighted average remaining term to expiration of 0.17 year and 0.80 year, all respectively. The warrants intrinsic value was $9,966 and $1,384 as of October 31, 2021 and 2020, respectively.

<u>Stock Options</u>

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a share-based employee compensation plan, the 2021 Equity Incentive Plan (the "Plan"), for which 1,000,000 shares of common stock are reserved for issuance under the Plan to certain employees, non-employee directors, and non-employee consultants, of which 222,000 shares remained available for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date and vesting generally occurs over a period of 20 months to 4 years. A summary of options activities for the years ended October 31, 2021 and 2020 is as follows:

	October 31, 2021		October 31, 2020	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	548,000	$ 4.89	632,000	$ 4.84
Granted	430,000	$ 10.20	-	$ -
Expired	(200,000)	$ 5.07	(84,000)	$ 4.50
Outstanding - end of year	778,000	$ 7.78	548,000	$ 4.89
Exercisable at end of year	446,000	$ 6.01	540,000	$ 4.87
Intrinsic value of options outstanding at year-end	$ 3,675,000		$ 2,802,000	
Weighted average duration (years) to expiration of outstanding options at year-end	5.94		2.25	
Weighted average duration (years) to expiration of exercisable options at year-end	3.42		2.17	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the following inputs for the years ended October 31, 2021 and 2020:

	October 31, 2021	October 31, 2020
Risk Free Interest Rate	0.68%-1.39%	n/a
Expected Dividend Yield	0.00%	n/a
Expected Volatility	50.00%	n/a
Expected Life (years)	6-7 yrs	n/a
Fair Value per Stock Option	$4.80-$5.27	n/a

The Company calculated its estimate of the value of the stock-based compensation granted as of October 31, 2018 under FASB ASC 718, and recorded compensation costs related to the stock options vested for the years ended October 31, 2021 and 2020 of $439,990 and $52,574, respectively. As of October 31, 2021 and 2020, there were $1,721,608 and $25,568 of share-based compensation to be recognized over a weighted-average period of approximately 3.86 years and 1.67 years, all respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company issued $150,000 promissory note to the Company's CEO & Chairman of the Board in 2018 (see Note 4). On August 1, 2019, the loan and accrued interest amounting to a total of $176,268 were restructured into a two-year unsecured loan with interest rate of 3%, principal and interest payable on its maturity. On July 18, 2021, the loan and accrued interest amounting to a total of $186,656 were restructured into a two-year unsecured loan with interest rate of 1.50%, with principal and interest, all payable on its maturity. This loan was outstanding as of October 31, 2021 and 2020.

PACIFIC INTEGRATED ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
As of October 31, 2021 and 2020 and for the years then ended

The Company issued $300,000 promissory note to one of the Company's board members in 2019 (see Note 4). This loan was outstanding as of October 31, 2020. During the year ended October 31, 2021, this promissory note and accrued interest amounting to a total of $335,967 were converted into a total of 32,938 non-voting common stock.

As of October 31, 2021 and 2020, notes payable to a related party amounted to $186,656 and $476,268, respectively.

NOTE 7: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

As of October 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $4,976,826 and $4,657,938, respectively. The following table presents the deferred tax assets and liabilities by source:

	2021	2020
Net operating loss carryforward	$ 4,238,099	$ 3,974,225
R&D credit carryforward	724,183	677,988
PPE	14,544	5,725
Deferred tax assets	4,976,826	4,657,938
Valuation allowance	(4,976,826)	(4,657,938)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended October 31, 2021 and 2020, cumulative losses through October 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $4,976,826 and $4,657,938 were recorded as of October 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for fiscal years 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

At October 31, 2021 and 2020, the Company has available net operating loss (NOL) carryforwards for federal tax of approximately $15.16 million and $14.20 million. Federal NOL incurred prior to tax year 2018 amounting to $9.67 million will be carried forward for 20 years and will begin to expire in 2033. Post-Tax Cuts and Job Acts NOL amounting to $5.47 million and $4.53 million as of October 31, 2021 and 2020, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2022. The Company also has research and development tax credits of $724,183 and $677,988 available as of October 31, 2021 and 2020, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2021 tax years remain open to examination.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of October 31, 2021 and 2020, to the Company's knowledge, there is no litigation threatened or pending against the Company.

NOTE 9: LEASE COMMITMENTS

The Company entered into two lease agreements for its office space and lab facilities in 2016 and extended its lease until March 31, 2021, subject to further renewal or extension. Monthly base rent for these two lease agreements amounted to $10,414 and $4,613. Total security deposits paid amounted to $12,202. These leases ended in March 2021. Effective March 2020, the Company entered into a sublease agreement with Renew Biopharma at a base rate of $2,500 per month. The Company subleases its premises on a month-to-month renewal basis subject to 15-day notice of termination. The rent income from the sublease is presented under other income in the statements of operations. This sublease agreement ended in March 2021. Total rent expense incurred on these leases for the years ended October 31, 2021 and 2020 amounted to $55,099 and $189,874, offset by non-operating rent income of $11,923 and $26,662, all respectively.

In March 2021, the Company entered into a lease agreement for its office space and lab facilities, which commenced on March 31, 2021 and for a period of two years ending March 31, 2023. The agreement called for a security deposit of $11,882 and one-month advance rental. The monthly rental fee is $4,365 for the first year and $4,496 for the 2nd year. Total rent expense incurred on this lease for the year ended October 31, 2021 amounted to $46,629. Future minimum lease payments under this lease agreement as of October 31, 2021 amounted to $100,342, $70,637 due in fiscal year 2022 and $29,705 due in fiscal year 2023.

In March 2021, the Company started to rent a storage space on a month-to-month basis in San Diego California. The monthly rent is approximately $220. Total rent expense incurred on this lease for the year ended October 31, 2021 amounted to $1,514.

NOTE 10: SUBSEQUENT EVENTS

Stock Warrants Exercise

Subsequent to October 31, 2021, four stockholders exercised warrants into 2,425 shares of non-voting common stock at an exercise price of $10.50, resulting in $25,463 proceeds. Remaining unexercised 2,558 warrants expired on December 31, 2021.

Management's Evaluation

Management has evaluated subsequent events through February 18, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Phil Layton, Principal Executive Officer of Pacific Integrated Energy, Inc., hereby certify that the financial statements ofPacific Integrated Energy, Inc included in this Report are true and complete in all material respects.

Phil Layton

_____

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer